July 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Doris Stacey Gama

Re:	Artelo Biosciences Inc.
Registration Statement on Form S-1 File No. 333-288653

Acceleration Request

Requested Date:	July 17, 2025
Requested Time:	4:00 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Artelo Biosciences, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-288653) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Thomas E. Hornish at (858) 209-1020.

Sincerely,

ARTELO BIOSCIENCES, INC.

By:	/s/Gregory D. Gorgas.
Gregory D. Gorgas. President and Chief Executive Officer

cc:	Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Thomas E. Hornish, Wilson Sonsini Goodrich & Rosati, P.C. Robert Wernli, Wilson Sonsini Goodrich & Rosati, P.C.